United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Ibolya Ignat, Staff Accountant
      Division of Corporation Finance

RE:   Chandler (U.S.A.), Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 22, 2005
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
      File No. 001-15135

Dear Ms. Ignat:

         This is in response to your letter dated July 8, 2005 to Mr. W. Brent LaGere regarding the filings referred to above. We are in the process of researching your questions and preparing amended filings in accordance with your comments. We will be able to provide you with a response by August 5, 2005. If you should need any information prior to that date, please feel free to contact me at (405)258-4292.

Sincerely,


/s/ Mark C. Hart
---------------------------------------
Mark C. Hart, Vice President - Finance,
  Chief Financial Officer and Treasurer
  (Principal Financial Officer)